Exhibit 99.1

2 May 2023
Tremor International Ltd
("Tremor" or the "Company")

Total Voting Rights

For the purposes of the Financial Conduct Authority's Disclosure and Transparency Rules, Tremor notifies the market that as at 2 May 2023, the Company's issued share capital consists of 191,139,595 ordinary shares with a nominal value of NIS0.01 each ("Ordinary Shares"), along with 48,303,942 shares reclassified as dormant shares under the Israeli Companies Law (without any rights attached thereon), the Company holds these dormant shares in Treasury. Therefore, the total number of shares with voting rights is 142,835,653.

The above figure of 142,835,653 Ordinary Shares may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

For further information please contact:

Tremor International Ltd Billy Eckert, Vice President Investor Relations	ir@tremorinternational.com
KCSA (US Investor Relations) David Hanover	tremorir@kcsa.com
Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230
finnCap Ltd Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance) Tim Redfern / Harriet Ward (ECM)	Tel: +44 20 7220 0500
Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit  www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit  www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit:  https://www.tremorinternational.com/